Exhibit 3.8

[TRANSLATION]

BY-LAWS

CHAPTER I

NAME, DOMICILE, NATIONALITY, PURPOSE AND TERM

Article 1.

The name of the Company is “SENSATA TECHNOLOGIES DE MEXICO”, which shall be followed by the words “Sociedad de Responsabilidad Limitada de Capital Variable” or the abbreviation, “S. de R.L. de C.V.”

Article 2.

The corporate domicile of the Company is Aguascalientes, Aguascalientes. However, the Company may establish agencies, branch offices or facilities within the United Mexican States (“Mexico”) or abroad, as well as contractual domiciles without implying thereby a change to its corporate domicile.

Article 3.

The Company is organized under the laws of Mexico. Any foreigner who, either at the time of incorporation of the Company or at any time thereafter, acquires a partnership interest or participation in the Company, formally undertakes before the Ministry of Foreign Affairs to be considered as a Mexican national with respect to their partnership interests in the Company, as well as the property, rights, concessions, participations or interests held by the Company, and the rights and obligations deriving from the agreements to which the Company is a party, and further undertakes not to invoke the protection of its government with respect to such interest, under the penalty upon the breach of such undertaking, of forfeiting such interest in favor of the Mexican Nation.

Article 4.

The corporate purpose of the Company is to:

(a)	To process, manufacture, transform, produce, acquire, sell, lease, posses, assign, export and import, as well as to engage in trade in any other form all type of raw material, parts, products and merchandize.

(b)	To incorporate, form, organize, exploit, acquire and hold through any legal title, participations, shares or interest in all types of Mexican and foreign commercial or civil corporations, associations, partnerships, trusts or entities of any kind;

(c)	To enter into all kinds of agreements, contracts and documents, including without limitation, purchase and sale, maquila, supply, distribution, consignment, agency, commission, mortgage, bailment, barter, lease, sublease, management, services, technical assistance, consulting, commercialization, joint venture, association and other agreements, as may be necessary or appropriate in order for the Company to carry-out its corporate purpose;

(d)	Request and obtain from the federal, state and/or local authorities, whether centralized, decentralized or deconcentrated, all types of programs for development and support for the exportation and foreign commerce, including, but not limited to, the obtaining of a registry such as the High Export Company (Empresa Altamente Exportadora “ALTEX”), as well as obtain a program of Maquila for exportation, Maquila Services Program (Programa de Maquila para Servicios) and/or a program of Temporary Importation to Produce Articles of Exportation (“PITEX”) and/or Sectorial Promotion Programs (“PROSEC”), the supplying of raw materials, parts or components, to the Export Maquiladora Industry, as well as companies with a Temporary Importation Program for the Production of Export Materials and, in general, any other exterior commerce program or of development of the applicable exportation in accordance with the law and applicable regulations; including the border program of goods or services and the program of the management of supply (HUB) for the management of foreign commerce, management of maquiladoras, and PITEX in the terms of Article 303 of the North American Free Trade Agreement;

(e)	Request and obtain from the federal, state and/or local authorities including the Ministry of Treasury, all types of authorizations, permits and renewals, related directly or indirectly with the establishment of financial deposits;

(f)	To acquire, by any legal means, shares, interests, participations or interests in all types of commercial or civil corporations, associations, partnerships, trust or entities of any kind, at the time of their incorporation or thereafter, as well as to sell, assign, transfer, negotiate, encumber or otherwise dispose of or pledge such shares, interests, participations or interests;

(g)	To act as attorney-in-fact or agent for all types of individuals or companies, whether as representative, intermediary or in any other capacity;

(h)	To acquire, sell, lease, rent, sublease, use, enjoy, possess, license and dispose of, under any legal form, all types of real estate, immovable and personal properties, equipment and goods, including as bailor and bailee, and to hold rights over such properties, including all types of machinery, equipment, accessories, offices and other supplies necessary or convenient for the fulfillment of its purpose;

(i)	To issue, execute, accept, endorse, certify, guarantee or in any other manner subscribe all kinds of negotiable instruments;

(j)	Subject to applicable law, to obtain, acquire, possess, use and dispose of, all kinds of concessions, permits, licenses, authorizations, franchises, patents, trademarks, trade-names as well as any other industrial and intellectual property rights including the necessary municipal, state or federal environmental permits to fulfill its corporate purpose;

(k)	To obtain and grant all types of financings, loans or credits, and issue debentures, bonds, commercial paper, market certificates, ordinary participation certificates and other evidences of indebtedness, with or without a specific guaranty either through a pledge, mortgage, security interest, trust or any other legal form, and to guaranty third party obligations and indebtedness whether as guarantor, surety, aval or in any other capacity, including as joint and several obligor;

(l)	To enter into and/or carry out, within Mexico or abroad, on its own behalf or on behalf of others, all kinds of acts, whether principal or ancillary, civil or commercial or of any other nature (including acts of ownership), all kinds of contracts and agreements, whether civil or commercial, principal or ancillary, or of any other nature, to the extent permitted by applicable law; and

(m)	To carry out and perform any and all acts and transactions as may be necessary or convenient to fulfill the foregoing purposes.

Article 5.

The term of the Company shall be of ninety-nine (99) years counted as of the date of execution of this public deed.

CHAPTER II

CAPITAL AND PARTNERSHIP INTERESTS

Article 6.

The company’s capital may be composed of a fixed and variable portion. The fixed minimum capital is $3,000.00 M.N. (Three Thousand and 00/100 Pesos, National Currency), totally subscribed and paid by the partners. The variable capital of the company shall be unlimited. The contributions representing the company capital shall have two series, Series “A” representing contributions by Mexican partners and Series “B” representing contributions by foreign partners. The contributions representing fixed capital shall be Series “A-1” and “B-1” respectively. The contributions representing the variable capital shall be Series “A-2” and “B-2” respectively. The value of contributions to the company’s capital must be authorized and approved by the partners. No partner shall be able to have more than one partnership interest. In the event that one of the partners makes a new capital contribution or acquires the total or a partial portion of the partnership interest from one of the other partners, the acquiring partner’s interest will be increased in the corresponding amount. The partners’ meeting shall authorize increases of the company’s capital and shall determine the characteristics and conditions of said increase and of the partnership interests that have been issued.

The capital of the Company may be increased through additional contributions of the partners, admission of new partners, or capitalization. The capital of the Company may be reduced through the capitalization of losses, withdrawal of contributions and by amortizations. Any increases or reductions in the capital of the Company shall be carried out in accordance with the provisions of this Chapter and the applicable provisions of the General Law on Commercial Companies. All increases or reductions in the capital shall be duly recorded in the Capital Variations Registry that the Company shall keep pursuant to Article 219 of the General Law on Commercial Companies. Increases and reductions of the capital shall be approved pursuant to a resolution adopted at a Partners’ Meeting subject to Article 21 hereof.

Article 7.

Regarding the partnership interests owned by foreign persons, aside from the corresponding recordings in the Partners Registry Book as according to Article 10 hereof, the corresponding recordings shall be made in the National Registry of Foreign Investment pursuant to the Law of Foreign Investment and its regulations.

Only the individuals or entities whose names are recorded in the Partners Registry Book may exercise the rights derived from the partnership interests.

Article 8.

Partners may only own one partnership interest with respect to the Company; provided, however, that in the event that the Company issues preferred or special series or classes of partnership interests conferring special or preferred rights, a partner may own one partnership interest within each special or preferred class of partnership interest issued by the Company.

The holders of Series “A” and Series “B” partnership interests shall be entitled to cast 1 (one) vote for each $1.00 (One Peso 00/100) Mexican currency contributed by such partner to the capital of the Company.

Article 9.

The Secretary of the Company may upon request of the partners issue secretary’s certificates setting forth in such certificates the partnership interest in the Company held by the partners requesting such certificate. Any such secretary’s certificates shall bear the following legend:

“The transfer or disposition of the partnership interest referred to in this secretary’s certificate is subject to the prior approval of the Partners’ Meeting of the Company and is subject to the transfer restrictions and other rights set forth in the Company’s By-laws. Any transfer or disposition of the partnership interest referred to in this secretary’s certificate which does not comply with the transfer restrictions and other rights set forth in the Company’s By-laws shall be null and void.”

Article 10.

The Company shall keep a Partners’ Registry, in which the name and domicile of each partner is recorded, stating the amount of their respective contributions, as well as any and all transactions concerning the subscription, acquisition or transfer of partnership interests, including the name and domicile of the transferor or former holder and the transferee or acquirer.

Article 11.

No partner shall effect any sale, transfer, assignment or other disposition of partnership interests of the Company (a “Transfer”) of all or any part of its partnership interests in the Company without the prior consent of the majority of the Partners given at a Partners’ Meeting, and any Transfer made without such consent shall be void and without legal effect; provided, however, that such restriction may not be applicable to any Transfer that involves the majority of the participation and voting of the partnership interest of a partner to a subsidiary or to an affiliate under the common control of the transferring partner or any affiliate in which it may be sole partner or shareholder.

Article 12.

The Company shall consider the person whose name is recorded in the Partners’ Registry Book referred to in Article 10 as the holder of the partnership interest registered in his name.

Article 13.

In the event that the capital is increased through future contributions to the capital of the Company, the partners of the Company shall have preemptive rights to subscribe to and pay such capital increase on a pro-rata basis in proportion to their respective partnership interest in the Company at the time of each capital increase. Partners may exercise their preemptive rights hereunder within the period of time and in accordance with the terms and conditions established for such purpose by the Partners’ Meeting approving the capital increase.

CHAPTER III

PARTNERS’ MEETING

Article 14.

The Partners’ Meeting is the supreme body of the Company. The Partners’ Meetings shall always be held in the corporate domicile except in case of force majeure or acts of God. Partners’ Meetings will be held to resolve any of the matters referred to in Article 78 of the General Law on Commercial Companies and all other matters referred to its consideration by the partners in accordance with these By-laws and applicable law.

Article 15.

A General Annual Partners’ Meetings shall be held at least once each year within the first 4 (four) months (the “Annual Partners’ Meeting”) following the end of the fiscal year, in order to resolve with respect to the matters listed in the corresponding agenda and the following matters:

(a)	Discussion with respect to and, should the case be, approval or amendment of the Sole Manager’s or, as the case may be, Board of Managers’ report pursuant to these corporate by-laws, with respect to the business and operations of the Company during the preceding fiscal year, and the financial statements of the Company as of and for the preceding fiscal year; and

(b)	Appointment or, should the case be, ratification of the Sole Manager or, as the case may be, the members of the Board of Managers, and approval of the compensation to be paid to such persons for the performance of their duties in their respective capacities during the fiscal year in course.

Article 16.

Partners’ Meetings shall be called by the Sole Manager or, as the case may be, the Chairman of the Board of Managers, by any 2 (two) of its members, or by the holders of partnership interests representing at least one-third of the capital of the Company in accordance with Article 81 of the General Law on Commercial Companies, as the case may be.

Article 17.

The Sole Manager or, as the case may be, the Board of Managers or the persons calling a Partners’ Meeting shall send the relevant call to each partner at their respective addresses registered in the Partners’ Registry Book of the Company, by registered air mail, postage prepaid, or courier, return receipt requested, or facsimile with a confirmation of transmission, at the registered address; provided, that such call shall be delivered to all partners at least 15 (fifteen) days prior to the scheduled date for the meeting.

No call shall be necessary in the event that all the partnership interests entitled to vote are represented at the moment of voting.

Article 18.

Partners may be represented at Partners’ Meetings by an attorney-in-fact holding a general or special power-of-attorney, or by proxy appointed pursuant to a proxy letter.

In order to be admitted to the Partners’ Meeting, the partner must be duly recorded as such in the Partners’ Registry that the Company shall keep pursuant to Article 10 of these By-laws.

Article 19.

Partners’ Meetings shall be chaired by the Sole Manager or, as the case may be, the Chairman of the Board of Managers or, in his absence, by any other individual in attendance appointed to act as such by majority vote of the partnership interests represented at the Meeting.

The Secretary of the Company shall act as Secretary at Partners’ Meetings, and in his absence, the relevant Partners’ Meeting shall designate a person to act in such capacity during the meeting by majority vote of the partnership interests represented thereat. The Chairman of the meeting shall appoint 1 (one) Teller among the persons in attendance at the Meeting, who will determine the existence or lack of quorum and upon the request of the Chairman, count votes.

Article 20.

Partners’ Meetings shall be legally held, pursuant to a first or subsequent call, if at least fifty-one percent (51%) of the capital of the Company is represented at the meeting.

Article 21.

The resolutions of the Partners’ Meeting shall be valid if they are adopted by the majority of votes of the holders of the partnership interests issued pursuant to the provisions of the last paragraph of Article 8 hereof.

For purposes of Article 82 of the General Law on Commercial Companies, resolutions adopted without a Partners’ Meeting will be validly adopted when approved by the unanimous vote of the partners, provided such resolutions are in writing and are signed by all partners.

Article 22.

The minutes of the Partners’ Meetings and the unanimous consent resolutions shall be recorded in the Partners’ Meeting Minutes Book. A file shall be formed for each meeting wherein its minutes, the attendance list, the proxy letters, copies of calls, if any, and documents submitted to the consideration of the meeting such as reports of the Sole Manager or, as the case may be, the Board of Managers, financial statements, and other relevant documents, shall be kept.

In the event that it is not possible to record the minutes or the unanimous consent resolutions in the Partners’ Meeting Minutes Book, such minutes shall be formalized before a Notary Public in Mexico.

The minutes of all Partners’ Meetings and certifications concerning those meetings that could not be convened or held due to a lack of quorum, shall be signed by the persons acting as Chairman and Secretary of such meeting.

CHAPTER IV

MANAGEMENT

Article 23.

The management of the Company may be vested in a Sole Manager or in a Board of Managers formed by at least three (3) principal Mangers and, should the case be, the number of alternate Managers appointed by the Partners’ Meeting.

Article 24.

The Sole Manager or, as the case may be, the Members of the Board of Managers shall hold their offices for 1 (one) year as of the date of their appointment or ratification, as the case may be, and may be reelected for successive terms and continue holding their respective offices until they are substituted. For this purpose, a year is deemed to be the period of time elapsed between a General Annual Partners’ Meeting and the following General Annual Partners’ Meeting.

Article 25.

Each year the Board of Managers or the Partners’ Meeting shall elect the Chairman of the Board of Managers from among the principal members of the Board of Managers. Unless otherwise provided the Chairman shall carry-out and perform the resolutions adopted by the Partners’ Meetings and the Board of Managers. The Chairman of the Board will not have a casting vote.

Article 26.

Meetings of the Board of Managers may be called by any one of its principal members. The Board of Managers may schedule during the first meeting held after the closing of each fiscal year, the dates on which the Board shall meet within the relevant fiscal year; provided, however, that such schedule does not in any way preclude the possibility of calling additional meetings of the Board of Managers in accordance with this Article 26.

The meetings of the Board of Managers shall be called through a written notice delivered to all the principal and alternate members of the Board of Managers, at least 5 (five) days before the date set for the meeting.

No call shall be required when all the Managers or their corresponding alternates are present.

The Board of Managers shall meet in the corporate domicile; however, if the Board so resolves, it may meet from time to time at another location in Mexico or abroad.

Article 27.

The minutes of the meetings of the Board of Managers shall be recorded in the Board of Managers’ Meetings Minutes Book, and they shall be signed by all those attending, or if expressly authorized by a resolution adopted at the corresponding meeting, only by the Chairman and the Secretary. A file shall be formed for each Board Meeting wherein minutes and unanimous consent resolutions of the Board of Managers, the attendance list, the calls if any, and documents submitted to the consideration of the meeting such as reports, financial statements and other relevant documents, shall be kept.

Article 28.

In order for the meetings of the Board of Managers’ to be legally convened, the majority of the principal members or their corresponding alternates must be present, and resolutions will be adopted by the majority vote of the members present, whether principal or alternate.

Resolutions adopted outside of a Board of Managers’ Meeting by the unanimous vote of all the principal members of the Board, shall be valid and legally adopted if and when confirmed in writing and signed by all the principal members of the Board of Managers.

Article 29.

The Sole Manager or the Board of Managers, as the case may be, shall have all the authority and powers that correspond to a general power of attorney for lawsuits and collections, acts of administrations and acts of ownership, with all the general powers and such special powers that require a special clause under applicable law, pursuant to Article 2,554 of the Federal Civil Code and the correlative articles of the Civil Codes for the different states of Mexico and of the Federal District; it shall, therefore, represent the Company before all kinds of administrative and judicial authorities, federal, state, and municipal, before Conciliation and Arbitration Boards and other labor authorities, before arbiters and arbitrators. The foregoing powers authorize the Sole Manager or the Board of Managers, as the case may be, without limitation to:

(a)	file and withdraw all kinds of actions and appeals, even amparo proceedings; to compromise, to submit to arbitration, to formulate and answer depositions, to assign property, to challenge, to receive payments, to negotiate, to make and revise collective and individual labor contracts;

(b)	transact all business and to enter into, amend, and rescind agreements, which are inherent to the purposes of the Company;

(c)	handle bank accounts;

(d)	make and withdraw all kinds of deposits;

(e)	appoint and remove managers, assistant managers, agents, and employees of the Company and determine, limit or revoke their authorities, obligations, and compensations;

(f)	grant and revoke general and special powers of attorney;

(g)	establish and close branch offices, agencies, and dependencies;

(h)	execute the resolutions of the Partners’ Meetings;

(i)	represent the Company in case it holds an equity interest or participation in other corporations or entities, as well as to buy or subscribe stock or shares, of the same, either at the moment of their incorporation; or at any subsequent time; and

(j)	file complaints and criminal accusations, grant pardons, and assist the Public Prosecutor.

The Sole Manager or the Board of Managers, as the case may be, shall also have, pursuant to Article 9 of the General Law on Negotiable Instruments and Credit Transactions, a general power of attorney to issue, accept, and endorse negotiable instruments in any manner, and to protest payment thereunder.

Article 30.

The Partners Meeting shall be able to appoint Secretary and Assistant Secretary, that may or may not be members of the Company’s Board of Managers; in the understanding that when the Secretary and Assistant Secretary are not members of the Board of Managers, their duties shall be exclusively limited to (i) attend without voice nor vote to the Partners Meetings and to the Board of Mangers Meetings, in order to take note of the discussions, agreements and resolutions that are taken during these meetings; (ii) prepare the minutes of the Partners Meetings and the Board of Managers Meetings, as well as to authorize certified copies or extracts of these acts; (iii) prepare and maintain the Partners Meeting Minutes Book, the Board of Managers Meeting Minutes Book, the Capital Variations Registry Book and the Partners Registry Book, and to issue the requested certifications in connection to such books and corporative registries; and (iv) sign the resolutions and/or acts set forth in article 10 of the General Law of Commercial Companies.

Article 31.

The Partners’ Meeting or the Sole Manager or, as the case may be, the Board of Managers may designate a General Manager, who will be in charge of day-to-day activities and operations of the Company, who will report to the Board of Managers, and will be empowered with such authority as determined by the Sole Manager or the Board of Managers, as the case may be, or the Partners’ Meeting, within the limitations set forth in these By-laws and under applicable law. The Partners’ Meeting or the Sole Manager or, as the case may be, the Board of Managers may appoint additional officers as deemed necessary or convenient.

Article 32.

The Sole Manager or the members of the Board of Managers, should the case be, shall grant bond or surety to guarantee their performance if so is resolved by the Partners’ Meeting that appointed them.

CHAPTER V

SURVEILLANCE,

Article 33.

Auditing requirements of the company’s activities may be performed by a Board of Surveillance appointed by the partners at an ordinary meeting or through a unanimous resolution by the partners. In such case, said board will be comprised of one or more members.

Article 34.

The members of the Board of Surveillance may or may not be partners of the company, shall serve in such capacity until removed by the partners at an ordinary meeting, and may be reelected, in which case they shall continue to serve until the persons designated to substitute them are appointed.

Article 35.

The members of the Board of Surveillance shall not be obligated to post a guaranty for the fulfillment of their duties.

CHAPTER VI

FISCAL YEAR AND FINANCIAL INFORMATION,

Article 36.

Unless otherwise provided under applicable law, the fiscal year shall have a duration of 12 (twelve) calendar months, commencing on January 1st of each year, and ending on December 31 of the same year, with the exception of the fiscal years in which the Company is incorporated and liquidated which will commence on the date of incorporation and close on the date of publication of the liquidation balance in the Official Gazette of the Federation, respectively.

Article 37.

Each of the partners or its duly authorized representative shall have the right at its expense to examine, inspect and copy, at any reasonable time following reasonable notice and for any proper purpose, any of the books and records, accounts, properties and/or operations of the Company. Such examination and inspection may be conducted by the Partners´ own employees, by its own independent certified public accounts and/or by its other agents.

Article 38.

Subject to all applicable legal provisions, each year the Partners’ Meeting shall separate a percentage that shall not be less than 5% (five percent) from the net profits to be set aside to form the Legal Reserve Fund, until such fund is equivalent to at least one-fifth of the capital. This fund shall be replenished in the same manner whenever the aggregate amounts deposited therein are less than the minimum required by applicable law.

CHAPTER VII

DISSOLUTION AND LIQUIDATION

Article 39.

The Company shall be dissolved in the following cases at the conclusion of the term established in Article 5 of these By-laws, unless such term is previously extended or in any of the events mentioned under Sections II to V of Article 229 of the General Law on Commercial Companies.

Article 40.

Once the Company has been dissolved, it shall be placed in liquidation; the Partners’ Meeting by simple majority shall elect 1 (one) or more liquidators, as the case may be, who, should the case be, shall act jointly as resolved by the Partners’ Meeting. The Partners’ Meeting shall also determine the time limit during which liquidator(s) are to serve and the compensation they are entitled to receive, if any.

The liquidator(s) shall proceed with the liquidation and distribution of the remaining proceeds there from among the partners in proportion to their respective partnership interest, as provided for in these By-laws and under the General Law on Commercial Companies.

CHAPTER VIII

GENERAL PROVISIONS

Article 41.

The applicable provisions of the General Law on Commercial Companies shall govern and be applied in all matters not specifically covered by these By-laws.